October 26, 2011	Paul D. Chestovich Direct Phone: (612) 672-8305 Direct Fax: (612) 642-8305 Paul.Chestovich@maslon.com

VIA EDGAR AND FEDERAL EXPRESS

Jeffrey Riedler, Assistant Director

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	GWG Holdings, Inc. (the “Company”)

Amendment No. 5 to Registration Statement on Form S-1

Filed October 20, 2011

File No. 333-174887

Dear Mr. Riedler:

This letter will respond on behalf of the Company to your comment letter dated October 25, 2011 (the “Comment Letter”) with respect to Amendment No. 5 to Registration Statement on Form S-1, SEC File No. 333-174887, filed by the Company on October 20, 2011 (the “Registration Statement ”). To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses. Also enclosed you will find three copies of Amendment No. 6 to the Registration Statement (“Amendment No. 6”) that are marked to indicate changes from the Registration Statement filed on October 20, 2011.

General

1.

Please revise your fee table to include the guarantee related to the notes as a separate security. Please also expand your opinion to opine that the guarantee will be the binding obligation of its guarantor. See Section II.B.1.e of Staff Legal Bulletin 19.

RESPONSE: We have revised the Registration Statement to list the guarantee related to the debentures in the fee table. See the cover to Amendment No. 6. In addition, the opinion of Maslon Edelman Borman & Brand, LLP has been updated to opine that the guarantee will be the binding obligation of GWG Life Settlements, LLC. See Exhibit 5.1 to Amendment No. 6.

2.

Please provide us with a detailed analysis which supports your conclusion that GWG Life Settlements, LLC is not a guarantor registrant. Alternatively, please revise your registration statement to list GWG Life Settlements, LLC as a guarantor registrant and provide a signature page for GWG Life Settlements, LLC.

RESPONSE: We have added GWG Life Settlements, LLC as a guarantor registrant and a signatory to the Registration Statement. See the cover and signature pages to Amendment No. 6.

Jeffrey Riedler, Assistant Director

October 26, 2011

Exhibit 5.1

3.

Please revise the legal opinion to include a consent to the inclusion of the counsel’s opinion being issued in a future pricing supplement, including the form of opinion to be included in a future pricing supplement to which counsel is consenting, and to being named as providing that opinion. Please see Section II.B.2.b of Staff Legal Bulletin 19 for more information and footnotes 28 and 29 for examples of the language described in the bullet-points above. Alternatively, please confirm that you will file an unqualified opinion for each takedown that occurs.

RESPONSE: The opinion of Maslon Edelman Borman & Brand, LLP has been updated to include a consent consistent with footnote 29 to Staff Legal Bulletin 19. See Exhibit 5.1 to Amendment No. 6. In future prospectus supplements, the Company plans to include disclosure in the form of the example contained in footnote 28 to Staff Legal Bulletin 19.

*    *    *    *

As you requested, on behalf of the Company, the Company acknowledges as follows:

[1] the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

[2] staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

[3] the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional comments or questions regarding the Registration Statement or the amendment, please direct them to the undersigned by telephone at (612) 672-8305, by fax at (612) 642 8305, or by email at paul.chestovich@maslon.com; or to Jon R. Sabes, the Company’s Chief Executive Officer by telephone at (612) 746-1914, by fax at (612) 746-0445, or by email at jsabes@gwglife.com.

Very truly yours,

/s/ Paul D. Chestovich

Paul D. Chestovich

Enclosures

cc:	Jon Sabes

Jon Gangelhoff